UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3/A

     Schedule 13E-3, Rule 13e-3 Transaction Statement Pursuant to Section 13(e) of the Securities Exchange Act of 1934 and Rule 13e-3 thereunder.

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Amendment No. 1

THE CHALONE WINE GROUP, LTD.

(Name of the Issuer)

DOMAINES BARONS DE ROTHSCHILD (LAFITE) SCA,
TRIPLE WINES, INC.,
CONSTELLATION BRANDS, INC.,
HUNEEUS VINTNERS LLC AND
THE CHALONE WINE GROUP, LTD.

(Name of Person(s) Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

157639105

(CUSIP Number of Class of Securities)

Domaines Barons De Rothschild (Lafite) SCA M. Emmanuel Roth 33, rue de la Baume 75008 Paris, France +33-1-53-89-78-00	The Chalone Wine Group, Ltd. Corporate Secretary 621 Airpark Road Napa, California 94558 707-254-4200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A [§ § 240.14a-1 to 240.14b-2], Regulation 14C [§ § 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [§240.13e-3(c)] under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

              Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

              Check the following box if the filing is a final amendment reporting the results of the transaction ☒

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$94,950,069.75	$12,031.00

*	For purposes of calculating the filing fee only. Determined by multiplying (i) the 8,080,857 shares of common stock (assuming the exercise of in-the-money options to purchase 1,190,552 shares of common stock) that are proposed to be exchanged for cash in the merger, by (ii) the merger consideration of $11.75 to be paid with respect to each share of common stock outstanding immediately prior to the merger.

**	The amount of the filing fee calculated in accordance with Exchange Act Rule 0-11 equals 1/50th of 1% of the transaction value.

☑ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$12,031.00
Form or Registration No.:	Schedule 14A
Filing Party:	The Chalone Wine Group, Ltd.
Date Filed:	November 24, 2004

INTRODUCTION

     This Amendment No. 1 is being filed as the Final Amendment to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Final Amendment") first filed on November 24, 2004 (the“Schedule 13E-3”), and is being filed by: 1) Domaines Barons de Rothschild (Lafite), a société en commandite par actions organized under the laws of France (“DBR”); 2) Triple Wines, Inc., a California corporation and a wholly owned subsidiary of DBR (“Triple Wines”); 3) Constellation Brands, Inc., a Delaware corporation (“Constellation”); 4)  Huneeus Vintners LLC, a Delaware limited liability company (“Huneeus Vintners”); and 5) The Chalone Wine Group, Ltd., a California corporation (“Chalone”), and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction.

This Final Amendment is being filed with the Securities and Exchange Commission pursuant to the requirements of Rule 13e-3(d)(3) promulgated under the Securities and Exchange Act of 1934, as amended, to report the results of the transaction contemplated by the Agreement and Plan of Merger, dated as of October 30, 2004, among Chalone, DBR and Triple Wines (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, Triple Wines was to merge with and into Chalone, with Chalone continuing as the surviving corporation. Upon completion of the merger, each issued and outstanding share of common stock, no par value, (the “Shares”) of Chalone, other than the Shares owned directly or indirectly by DBR, Triple Wines or Chalone, would have been converted into the right to receive $11.75 in cash and continued wine benefits.

On December 13, 2004, Chalone announced that it had received an acquisition proposal from Diageo North America, Inc. (“Diageo”) to acquire Chalone in a transaction in which the shareholders of Chalone would receive $13.75 per share in cash plus continued wine benefits. DBR, Constellation and Huneeus Vintners determined that they would not propose adjustments in the terms and conditions of the Merger Agreement which would cause such acquisition proposal to no longer be a Superior Proposal (as defined in the Merger Agreement).

On December 17, 2004, the DBR, Triple Wines, Constellation and Huneeus Vintners entered into a Consent and Waiver Agreement for the benefit of Diageo, Double Wines, Inc. and Chalone in consideration of Diageo making an irrevocable offer to enter into a transaction whereby each Share of the Company will be converted into the right to receive $14.25 per share in cash. A copy of the Consent and Waiver Agreement is attached hereto.

On December 18, 2004, DBR received notice that pursuant to Sections 4.4(b) and 6.1(d) of the Merger Agreement, Chalone had terminated the Merger Agreement, effective immediately.

On December 21, 2004, and in accordance with Section 6.2(b) of the Merger Agreement, Diageo, on behalf of the Company, wired DBR the termination fee of $2,475,000.

Item 16. Exhibits.
(a)	Consent and Waiver Agreement, dated as of December 17, 2004, by and among DBR, Triple Wines, Costellation, Huneeus Vintners, Chalone, Diageo and Double Wines, Inc.

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SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DOMAINES BARONS DE ROTHSCHILD (LAFITE), a
société en commandite par actions organized
under the laws of France

By:	/s/ Christophe Salin

Name:	Christophe Salin
Title:	Managing Director

TRIPLE WINES, INC.,
a California corporation

By:	/s/ Christophe Salin

Name:	Christophe Salin
Title:	President

THE CHALONE WINE GROUP, LTD.,
a California corporation

By:	/s/ Thomas B. Selfridge

Name:	Thomas B. Selfridge
Title:	President and Chief Executive Officer

CONSTELLATION BRANDS, INC.,
a Delaware Corporation

By:	/s/ Thomas J. Mullin

Name:	Thomas J. Mullin
Title:	Executive Vice President

HUNEEUS VINTERS, LLC,
a Delaware limited liability company

By:	/s/ Agustin Huneeus

Name:	Agustin Huneeus
Title:	Manager

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